

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2015

Via E-Mail
Karl Hoshor
Chief Executive Officer
TeleHealthCare, Inc.
20111 Greeley Rd.
Lake Mathews, CA 92570

Re: TeleHealthCare, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 27, 2015
File No. 333-201391

Dear Mr. Hoshor:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated February 19, 2015.

General

1.   We note your response to prior comment 1 and the disclosure added in response to our comment. Please revise the last sentence of the risk factor added on page 12 to clarify that resales of your securities are not permitted under Rule 144(i) until 12 months after you are no longer considered a shell company.

Prospectus Summary

About TeleHealthCare, Inc., page 5

2.   We have considered the revised disclosure on pages 25 and 29 and your response to prior comment 2 and reissue the comment in part. Please revise the disclosure here to state that you have completed the initial BETA version of your CarePanda platform and describe what needs to be done, and the expected timeframe, to create a market ready version of the platform.

Management's Discussion and Analysis or Plan of Operation

For the three months ended December 31, 2014 and 2013, page 40

3.   We note your response to prior comment 7 and reissue the comment in part. Please tell us whether you are performing services for the customer pursuant to a written agreement. To the extent services are being performed pursuant to a written agreement please provide us with an analysis as to whether the agreement is required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

         You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                             Sincerely,

                                                             /s/ Matthew Crispino

                                                             Matthew Crispino
                                                             Staff Attorney

cc: Via-Email
         Eric Stoppenhagen, Esq.
         Law Offices of Eric Stoppenhagen